[LETTERHEAD]

October 18, 2010

Barbara C. Jacobs
Assistant Director
U.S. Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:       Bulk Storage Software, Inc. (the Company)
Form S-1 Registration Statement
File Number: 333-168328

Dear Ms. Jacobs;

       This is in response to your August 20, 2010 comment to the Company. The paragraph numbers in this letter correspond to those in your comment letter.

   Cover Page

1.
Please clarify the nature of the public markets that you are referring to in your statement that the shares will be offered “in the open market” at the initial offering price of $.25 per share. Refer to Item 501 of Regulation S~K. In addition, clarify which national securities exchange you refer to and provide us with your analysis as to why you believe you will qualify for quotation.

The Company has made the required clarification. The Company plans to apply to trade on the OTC Bulletin Board, the Pink Sheets, or both. No final decision has been made at this time. Since there is no quantitative requirement to trade in either venue, and the Company plans to register under the Securities Exchange Act of 1934, as amended, the Company believes that it will be able to trade in either or both venues.

2.	Please clarify that this registration statement constitutes the initial public offering of Bulk Storage Software’s common stock.

Barbara C. Jacobs
October 18, 2010

The Company has made the required changes.

  Summary

Our Company, page 4

3.
We note from your disclosure on page 17 that you believe you have sufficient capital to implement and/or sustain your proposed business operations through December 31, 2010. Consider including corresponding risk factor disclosure, which states the minimum period of planned operations that you expect to be able to find.

The Company has added the appropriate risk factor.

4.
You state that your business is to develop and market proprietary specialized computer software to help manage electronically stored data and that you are presently designing and developing an enterprise class software and hardware based data storage appliance. Pleaseprovide a more detailed discussion of the development status of your product, your anticipated timeframe for completion, and any material costs associated with each step of your expected timeframe. Further, you state on page F-7 that the company provides management consulting services. Please ensure to include a description of the management consulting services in the business summary section, and elsewhere as applicable in your filing, to help investors better understand your product offering.

The Company has made the required changes. Please note that the statement regarding management services was in error and has been deleted.

  Management’s Discussion and Analysis

 Liquidity and Capital Resources. page 16

5.
You state that as of March 31, 2010, you had cash or cash equivalents of $20,810, yet in the following sentence, you state that as of March 31, 2010, you had cash or cash equivalents of $17,310. Please reconcile these seemingly conflicting statements, as it appears from your financial statements that as of March 31, 2010, you had $6,107 in cash.

The Company has updated its financial statements and clarified its cash equivalents.

Barbara C. Jacobs
October 18, 2010

6.
Please revise your statement that you believe you have sufficient capital in the short term for your current level of operations to clarify the short term period you refer to, as we note from your disclosure on page 17 that you believe you have sufficientcapital to implement your proposed business operations through December 31, 2010.

The Company has made the required changes.

  Proposed Milestones to Implement Business Operations, page 17

7.
Please explain in more detail your belief that you can be profitable or break even by the end of the current fiscal year assuming sufficient sales, given that you have not generated any revenues to date. Provide a reasonably detailed explanation of the material assumptions on which it is based.

The Company has made the required changes.

8.
You state that you must generate approximately $50,000 in sales per year to be profitable. Elsewhere, you state that to try to operate at a break-even level based upon your current level of anticipated business activity, you believe you must generate approximately $50,000 in revenue per year. Please reconcile these seemingly conflicting statements to clarify the anticipated operating expenses necessary to meet all the short-term liquidity requirements associated with your operations for the next twelve months. Please clarify’ your anticipated expenses associated with the $50,000.

The Company has provided additional disclosure.

  Directors, Executive Officers and Control Persons, nage 22

9.
In revising this section in response to the comments below, please note the recent adoption of SEC Release No. 33-9089A Proxy Disclosure Enhancements, available on our website at http://www.sec.gov/rules/final/2009/33-9089.pdf.

The Company has noted your comment.

9.
We note that Mr. Gibbs currently holds a technical engineering position with a publicly held data storage hardware manufacturer. Please provide a reasonably detailed discussion of the nature and scope of the business of this hardware manufacturer, including the name of this entity. Describe the extent of Mr. Gibbs’s activity with this entity, including the time he devotes to this business. Please include corresponding risk factor disclosure, alerting investors that Mr. Gibbs’s time may be allocated between your business and another entity. Address any potential conflicts of interest that may result from Mr. Gibb’s involvement in such other venture.

Barbara C. Jacobs
October 18, 2010

The Company has provided additional disclosure. Please note that Mr. Gibbs’ company does not operate in the same business as the Company, so that the only potential issue would be the allocation of time between the two companies. We have added a risk factor to discuss this situation.

10.
To the extent that any of your current directors have held directorships during the past five years in any publicly traded company, please provide the disclosure required by Item 401(c)(2) of Regulation S-K. In this regard, it appears that Brian Sobnosky has been appointed as a director of Industry Concept Holdings, Inc.

Your comment has been noted. We have included disclosure related to Mr. Sobnosky’s other board position.

  Certain Relationships and Related Transactions. page 24

12.
We note that a private company, which has common shareholders with you, paid $15,000 in legal fees and $6,000 in consulting fees on your behalf in the fiscal quarter ended March 31, 2010. Please revise to include a materially complete description of this transaction, which includes the names of the respective parties. Refer to Item 404(d)(2) of Regulation S-K.

The Company has provided additional disclosure.

Selling Security Holders. rage 25

13.
Please identify the natural person or persons who hold or share voting and/or dispositive power over each selling shareholder entity listed in the selling shareholder table, including, but without limitation, Harbinger Inil, Edwards Investments, LLC, Univestors, LLC, Mack Investments, LLC, Corporate Legal, Inc. Refer to Interpretive Response 240.04 of the Compliance and Disclosure Interpretations for Regulation S-K available on our website.

The Company has provided additional disclosure.

14.
Please provide a materially complete discussion of the nature of the transaction(s)in which your selling shareholders acquired the shares that you are seeking toregister for resale on their behalf, including the date that the transactions tookplace, the number of shares acquired, and the material terms of the transactions.

The Company has provided additional disclosure.

Barbara C. Jacobs
October 18, 2010

Financial Statements

General

15.	Please include updated financial statements through June 30, 2010 pursuant to Rule 8-08 of Regulation S-X, and as applicable update the remainder of the filing accordingly.

Comment complied with. Financials have been updated.

Statement of Cash Flows. page F-4

16.
Refer to the Net (loss) presented in the “Year Ended September 30, 2009” column and explain why the amount differs from the Net (loss) presented for the same period in the Statement of Operations on page F-3.

See lined corrections to cash flow statement in red.

  Part II

  Item 14. Indemnification of Directors and Officers, page II-1.

17.
You state that you will indemnify your officers and directors to the fullest extent permitted by the laws of the state of Colorado. Please revise to explain in materially complete detail the scope of indemnification to which you are obligated by virtue of the interaction of the terms of the articles of incorporation and the laws of the state of Colorado- Refer to Item 702 of Regulation S-K.

The Company has provided clarifying language.

  Item 17. Undertakings. page 11-4

18.	Please include the undertaking required by Item 512(a)(3) of Regulation S-K.

The Company has provided additional disclosure

Barbara C. Jacobs
October 18, 2010

Signatures, page II-4\5

19.
Please ensure that your signature page conforms to the requirements of Form S-1.. In this regard, we note that you have not identified your principal financial officer and principal accounting officer or controller. Refer to the Instructions for Signatures of Form S-1.

The Company has provided additional disclosure

     The Company has noted the comments by the Staff in the closing section. If you have any additional questions, do not hesitate to contact the undersigned. For accounting comments, please contact Mr. Ronald Chadwick at (303) 306-1967.

DAVID WAGNER & ASSOCIATES, P.C.

/s/ David J. Wagner